Law Offices of Aaron A. Grunfeld & Associates

1100 Glendon Avenue, Suite 850

Los Angeles, California 90024

Tel.     (310) 788-7577

Email: agrunfeld@grunfeldlaw.com

February 20, 2013

United States Securities and Exchange Commission

Division of Consumer Products

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Attention:  Mara Ransom, Assistant Director

Re:                             Bidz.com, Inc.

Proxy Statement (SEC File No. 0001047469)

Filed August 27, 2012

Schedule 13E-3/A (No. 3) (SEC File No. 0001104659)

Filed November 26,  2012

Dear Ms. Ransom:

I represent Glendon Group, Inc. (“Glendon”), the parent of Bidz.com, Inc. (“Bidz”), and have  acted as counsel to Glendon in connection with the going private transaction that was completed by filing of a Certificate of Merger in Delaware on November 26, 2012.

By Form 8-K filed with the Commission October 2, 2012 Bidz announced that shareholders had approved the previously announced merger and going private transaction with Glendon by the requisite percentage. By Form 8-K filed with the Commission on November 26, 2012, Bidz confirmed that the merger closed pursuant to the Merger Agreement dated May 17, 2012 between the parties and requirements of the General Corporation Law of Delaware.  We also noted in that report that Bidz Acquisition Company, Inc., wholly owned subsidiary of Glendon, merged with and into Bidz with Bidz continuing as the surviving corporation after merger and becoming a wholly owned subsidiary of Glendon.

As indicated in the accompanying Amendment No. 4 to Schedule 13E-3, the Filing Persons filed their Rule 13E-3 Transaction Statement on Schedule 13E-3 on June 22, 2012, and thereafter amended it on June 27, 2012, November 21, 2012 and on November 26, 2012.

The definitive proxy statement of Bidz, filed with the Commission on August 27, 2012, notes on page 54 that “under the rules governing “going-private” transactions, Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg are required to express their beliefs as to the substantive and procedural fairness of the merger to [Bidz’] stockholders”. The Proxy Statement further disclosed that Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg made their statements  solely for the purposes of complying with the requirements of Rule 13e-3 and related rules promulgated under the Securities Exchange Act of 1934, as amended. Although Glendon Group, Merger Subsidiary and Kia Jam stated that they had not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the substantive and procedural fairness of the merger to the unaffiliated stockholders, the Proxy Statement further noted that the aforementioned persons believe the merger to be substantively and procedurally fair to all of the unaffiliated stockholders of Bidz on the basis of the detailed factors described therein.

In connection with a verbal comment received from a member of staff of the Commission, we are filing Amendment No.4 to Schedule 13E-3 Transaction Statement to report that Saied Aframian also affirms his belief that substantively and procedurally the merger is fair to the unaffiliated stockholders of Bidz for the same reasons that are described in the Proxy Statement and in Amendment No. 4 to the Transaction Statement.

As a result of the foregoing and of the filing on January 11, 2013 of Form 25 by Nasdaq Stock Market LLC we also propose to file Form 15 with the Commission this week.

Please contact Aaron A. Grunfeld, at (310) 788-7577, or by email at grunfeld@grunfeldlaw.com, if there are further comments regarding our responses to your questions and the related matters covered by this letter.

Sincerely yours,

/s/ Aaron A. Grunfeld
Aaron A. Grunfeld